                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. -----)<F*>

                       INSITUFORM TECHNOLOGIES, INC.
- ----------------------------------------------------------------------------
                              (Name of Issuer)

                    Class A Common Stock, $.01 par value
- ----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                457667 10 3
                 ------------------------------------------
                               (CUSIP Number)

     Jerome Kalishman                   COPY TO:  Thomas A. Litz, Esq.
     17988 Edison Avenue                          THOMPSON & MITCHELL
     Chesterfield, Missouri 63005-3700            One Mercantile Center
     (314) 532-6137                               St. Louis, Missouri 63101
                                                  (314) 231-7676


- ----------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 23, 1995
                 ------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

- -------------------------                           -------------------------
 CUSIP NO.  457667 10 3          SCHEDULE 13D        Page   2  of  12  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Jerome Kalishman
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    Not Applicable
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        0
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   0
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0

- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
- -----------------------------------------------------------------------------

- -------------------------                           -------------------------
 CUSIP NO.  457667 10 3          SCHEDULE 13D        Page   3  of  12  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Nancy F. Kalishman
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    Not Applicable
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        0
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   0
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0

- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
- -----------------------------------------------------------------------------

- -------------------------                           -------------------------
 CUSIP NO.  457667 10 3          SCHEDULE 13D        Page   4  of  12  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Xanadu Investments, L.P.
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    Not Applicable
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        0
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   0
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0

- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
- -----------------------------------------------------------------------------

                     INTRODUCTORY STATEMENT

          Jerome Kalishman, Nancy F. Kalishman and Xanadu Investments, L.P., a Missouri limited partnership of which Jerome Kalishman and Nancy F. Kalishman are trustees of the general partners ("Xanadu" and, collectively with Jerome Kalishman and Nancy F. Kalishman, the "Filing Persons") are filing this statement as a result of the execution on May 23, 1995, of the Agreement and Plan of Merger (the "Merger Agreement") by and among Insituform Mid-America, Inc., a Delaware corporation ("IMA"), Insituform Technologies, Inc., a Delaware corporation ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"). The Merger Agreement provides for the merger (the "Merger") of ITI Sub with and into IMA, as a result of which IMA would become a wholly-owned subsidiary of ITI. Under the terms of the Merger Agreement, upon consummation of the Merger holders of the class A common stock, $.01 par value (the "Class A Common Stock"), of the Company will be entitled to receive 1.15 shares of the class A common stock, $.01 par value (the "ITI Common Stock"), of ITI for each share of Class A Common Stock held. In connection with the Merger Agreement, the holders of all of the outstanding shares of class B common stock, $.01 par value (the "Class B Common Stock") of the Company have agreed that, immediately prior to the consummation of the Merger, such holder shall convert each outstanding share of Class B Common Stock beneficially owned by such person into one share of Class A Common Stock in accordance with the terms of the Class B Common Stock. As of May 23, 1995, Jerome Kalishman, Nancy F. Kalishman and Xanadu each beneficially owned 1,895,021 shares of Class B Common Stock and 902,447, 735,781 and 600,000 shares of Class A Common Stock, respectively. Nancy F. Kalishman disclaims beneficial ownership of an aggregate of 166,666 shares of Class A Common Stock held by certain trusts of which Jerome Kalishman is the trustee. Assuming the consummation of the Merger in accordance with the Merger Agreement and no other issuances of the capital stock of IMA or ITI, Jerome Kalishman, Nancy F. Kalishman and Xanadu would beneficially own 3,217,087, 3,025,422 and 2,869,274 shares of ITI Common Stock, and an aggregate of 26,771,095 shares of ITI Common Stock would be issued and outstanding.


ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "ITI Common Stock"), of ITI. The address of the principal executive offices of ITI is 1770 Kirby
Parkway, Suite 300, Memphis, Tennessee 38138.


ITEM 2.   IDENTITY AND BACKGROUND


     1.   (a)  Name:  Jerome Kalishman

          (b) Business address: c/o Insituform Mid-America, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

          (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Chairman of the Board of IMA, the principal business of which is applying various technologies, principally the Insituform process, to solve problems requiring construction, reconstruction, rehabilitation or improvement of pipeline systems, including sewers, industrial waste lines, water lines and oil field and industrial process pipelines. The address of the principal executive offices of IMA is 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

          (d) Jerome Kalishman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Jerome Kalishman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     2.   (a)  Name:  Nancy F. Kalishman

          (b) Business address: c/o Insituform Mid-America, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

          (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Community service for various organizations; business address: c/o Insituform Mid-America, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

          (d) Nancy F. Kalishman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Nancy F. Kalishman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     3.   (a)  Name:  Xanadu Investments, L.P.

          (b)  State of Organization:  Missouri

          (c) Principal Business: The partnership was organized to acquire, own, finance, develop, improve, construct, lease, operate, manage, mortgage, sell, market and otherwise invest in and deal with real and personal property as investment, and to conduct such other activities related or incidental thereto as may be convenient, necessary or desirable to promote the business of the partnership.

          (d)  Address of Principal Office:  17988 Edison Avenue,
Chesterfield, Missouri 63005-3700.

          (e) Address of Principal Business: 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

          (f) Jerome Kalishman and Nancy F. Kalishman, trustees of the Jerome Kalishman Revocable Trust and the Nancy F. Kalishman Revocable Trust, respectively, the general partners of Xanadu, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (g) Jerome Kalishman and Nancy F. Kalishman, trustees of the Jerome Kalishman Revocable Trust and the Nancy F. Kalishman Revocable Trust, respectively, the general partners of Xanadu, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons have been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not Applicable


ITEM 4.   PURPOSE OF TRANSACTION.

          On May 23, 1995, Insituform Mid-America, Inc., a Delaware corporation (the "Company"), Insituform Technologies, Inc., a Delaware corporation ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"), executed an Agreement and Plan of Merger (the "Merger Agreement") which provides for the merger (the "Merger") of ITI Sub with and into IMA, as a result of which IMA would become a wholly-owned subsidiary of ITI.

          Under the terms of the Merger Agreement, upon consummation of the Merger holders of the class A common stock, $.01 par value (the "Class A Common Stock"), of the Company will be entitled to receive 1.15 shares of the class A common stock, $.01 par value (the "ITI Common Stock"), of ITI for each share of Class A Common Stock held. In connection with the Merger Agreement, the holders of all of the outstanding shares of class B common stock,

$.01 par value (the "Class B Common Stock") of the Company have entered into letter agreements with the Company and ITI pursuant to which each holder has agreed that, immediately prior to the consummation of the Merger, such holder shall convert each outstanding share of Class B Common Stock beneficially owned by such person into one share of Class A Common Stock in accordance with the terms of the Class B Common Stock. Additionally, in connection with the pooling-of-interests treatment of the Merger each of the directors and executive officers of the Company and certain of the Company's stockholders have agreed to certain restrictions on the transfer of shares of Class A Common Stock, Class B Common Stock and ITI Common Stock owned by them.

          Consummation of the Merger is subject to certain conditions, including without limitation: (i) approval of the Merger Agreement by the stockholders of the Company and ITI; (ii) registration of the shares of ITI Common Stock to be issued pursuant to the Merger under the Securities Act of 1933, as amended, and all applicable state securities laws; (iii) receipt of an opinion of counsel that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended;
(iv) confirmation that the transaction will qualify for pooling-of-interests accounting treatment; (v) expiration or termination of the applicable waiting period under The Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (vi) satisfaction of certain other closing conditions.

          In connection with the Merger Agreement, the Board of Directors of ITI will amend ITI's By-Laws to (i) increase the number of directors from ten to thirteen, (ii) provide for the office of vice chairman of the board, and (iii) provide that ITI's By-Laws may only be amended by a vote of at least 80% of the members of the Board of Directors or by a vote of the stockholders, representing a majority of the shares issued and outstanding. ITI will additionally submit for approval at a special meeting of its stockholders amendments (the "Amendments") to ITI's certificate of incorporation to (i) increase the number of authorized shares of ITI Common Stock from 25,000,000 to 40,000,000, and (ii) provide for appointments to vacancies on ITI's Board of Directors in accordance with the Merger Agreement. Subject to approval by the stockholders of the Amendments, ITI has agreed to take all action necessary so that ITI's Board of Directors will be expanded to include the following persons: William J. Gorham, Alvin J. Siteman, Silas Spengler and Sheldon Weinig, for a one-year term expiring in 1996 ("Class I Directors"); Robert W. Affholder, Paul
A. Biddelman, Douglas K. Chick and Steven Roth, for a two-year term expiring in 1997 ("Class II Directors"); and Brian Chandler, Jerome Kalishman, James D. Krugman, Jean-Paul Richard and Russell B. Wight, Jr., for a three-year term expiring in 1998 ("Class III Directors").

          Other than Mr. Richard, the directors are grouped as follows: (i) Messrs. Biddelman, Chandler, Chick, Krugman and
Spengler constitute the "INA Group"; (ii) Messrs. Gorham, Roth,

Weinig and Wight constitute the "IGL Group"; and (iii) Messrs. Kalishman, Affholder and Siteman constitute the "IMA Group." The INA Group and the IGL Group comprise the current board of directors of ITI, and the IMA Group has been designated for appointment by IMA. During the period from the consummation of the Merger through December 9, 1998 (the "Term"), ITI will nominate and recommend for re-election to ITI's Board of Directors, upon expiration of their terms, the Class I Directors, the Class II Directors and the Class III Directors. If, during the Term, any director resigns or is unable to serve for any reason, such vacancy will be filled with a designee chosen by the remaining members of the INA Group, the IGL Group, or the IMA Group, as the case may be, and thereafter ITI will nominate and recommend such designee for election to ITI's Board of Directors as aforesaid.

          As a result of the consummation of the Merger, pursuant to the Merger Agreement Mr. Kalishman, Chairman of the Board of the Company, would become Vice Chairman of the Board of ITI and would also be retained by ITI as a consultant for a period of two years. Mr. Affholder, President of the Company, would enter into a three-year employment agreement with ITI under which he would initially become chief operating officer of ITI's North American contracting operations.

          Except as otherwise disclosed in this Item 4, none of the Filing Persons have any plans or proposals which relate to or would result in any of the events described in Items 4(a) through (j) of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of May 23, 1995, excluding the effect of the Merger Agreement, none of the Filing Persons beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act, any shares of the ITI Common Stock. As of May 23, 1995, Jerome Kalishman, Nancy F. Kalishman and Xanadu each beneficially owned 1,895,021 shares of Class B Common Stock and 902,447, 735,781 and 600,000 shares of Class A Common Stock, respectively. Nancy F. Kalishman disclaims beneficial ownership of an aggregate of 166,666 shares of Class A Common Stock held by certain trusts of which Jerome Kalishman is the trustee. Assuming the consummation of the Merger in accordance with the Merger Agreement and no other issuances of the capital stock of IMA or ITI, Jerome Kalishman, Nancy F. Kalishman and Xanadu would beneficially own 3,217,087, 3,025,422 and 2,869,274 shares of ITI Common Stock, and an aggregate of 26,771,095 shares of ITI Common Stock would be issued and outstanding. The filing of this Schedule 13D shall not be construed as an admission that any of the Filing Persons is the beneficial owner, for purposes of Sections 13(d) or 13(g) under the Securities Exchange Act, of any securities of ITI.

          (b)  Sole voting power:  0

               Shared voting power:  0

               Sole investment power:  0

               Shared investment power:  0

          (c)  None.

          (d)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Jerome Kalishman and Nancy F. Kalishman are husband and wife, and own 135,781 shares of Class A Common Stock as tenants by the entirety. Additionally, Jerome Kalishman and Nancy F. Kalishman serve as the trustee of the Jerome Kalishman Revocable Trust and the Nancy F. Kalishman Revocable Trust, respectively, which are general partners of Xanadu. As such, Jerome Kalishman and Nancy F. Kalishman may be deemed to share voting and investment power with respect to the 600,000 shares of Class A Common Stock and 1,895,021 shares of Class B Common Stock owned of record by Xanadu.

          In connection with the Merger Agreement, each of the Filing Persons entered into a Pooling Letter Agreement with IMA and ITI pursuant to which, subject to certain exceptions, such persons agreed, among other things, not to transfer or dispose of any shares of ITI Common Stock, IMA Class A Common Stock or IMA Class
B Common Stock owned by them, respectively, until the earlier of
(i) the termination of the Merger Agreement, or (ii) the date of the first publication of the operating results of ITI covering at least a 30-day period after the Merger has been consummated.

          Each of the Filing Persons has additionally entered into a Conversion Letter, dated May 23, 1995, with IMA and ITI pursuant to which the Filing Persons have agreed that, immediately prior to the consummation of the Merger, such Filing Person shall convert each outstanding share of Class B Common Stock beneficially owned by such person into one share of Class A Common Stock in accordance with the terms of the Class B Common Stock.


ITEM 7.   MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

          See Exhibit Index.

                             SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                         /s/ Jerome Kalishman
Dated June 1, 1995       ------------------------------------------
                         Jerome Kalishman


                         /s/ Nancy F. Kalishman
Dated June 1, 1995       ------------------------------------------
                         Nancy F. Kalishman



Dated June 1, 1995       XANADU INVESTMENTS, L.P.

                         By:  JEROME KALISHMAN REVOCABLE TRUST,
                              as General Partner


                              /s/ Jerome Kalishman
                              ---------------------------------------------
                              Jerome Kalishman, Trustee

                        INDEX TO EXHIBITS

Exhibit A      Agreement of Jerome Kalishman, Nancy F. Kalishman
               and Xanadu Investments, L.P. pursuant to Rule 13d-
               1(f)(1)(iii)

Exhibit B      Agreement and Plan of Merger, dated as of May 23,
               1995, by and among Insituform Technologies, Inc.,
               ITI Acquisition Corp. and Insituform Mid-America,
               Inc.

Exhibit C      Form of Conversion Letter, dated May 23, 1995, by
               and among Insituform Mid-America, Inc., Insituform
               Technologies, Inc. and the holders of Insituform
               Mid-America, Inc.'s Class B Common Stock with
               respect to the conversion of shares Class B Common
               Stock into Class A Common Stock

Exhibit D      Form of Pooling Letter Agreement, dated May 23,
               1995, relating to the non-disposition of capital
               stock of Insituform Mid-America, Inc. and
               Insituform Technologies, Inc.

Exhibit E      Form of Agreement by and between Jerome Kalishman
               and Insituform Technologies, Inc.

Exhibit G      Form of Consulting Agreement by and between Jerome
               Kalishman and Insituform Technologies, Inc.